UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Execution of Instrument of Advance for Future Capital Increase with Hidrovias

São Paulo, December 26, 2024 – Ultrapar Participações S.A. (“Company”), in compliance with CVM Resolution 44/21 and in addition to the Material Notice disclosed on August 30, 2024, hereby informs that its subsidiary Ultrapar Logística has signed, on this date, an Instrument of Advance for Future Capital Increase (“AFAC”) with Hidrovias do Brasil S.A. (“Hidrovias” or “HBSA”) in the amount of R$500,000,000.00, which shall be paid in advance to Hidrovias by December 27, 2024, and shall be used, in an irrevocable and irreversible manner, for the purpose of a future subscription and payment of shares of HBSA, in a capital increase to be approved by the Board of Directors of Hidrovias by the end of the first quarter of 2025.

The execution of the AFAC is due to the cancellation of the capital increase of Hidrovias, previously approved at the General Shareholders’ Meeting on October 1, 2024, and disclosed by Hidrovias in a Material Notice on December 26, 2024. This move reinforces the Company’s commitment as a strategic long-term reference shareholder of Hidrovias, supporting the strengthening of its capital structure, allowing the continuity of its growth and value creation plan.

Terms and conditions of the instrument according to Exhibit F of CVM Resolution 80/22 are presented below:

Name of the Parties	Hidrovias and Ultrapar Logística
Relationship with the Company	Ultrapar Logística is a direct shareholder of HBSA, with a stake of approximately 42% in its capital stock
Instrument	Private Instrument of Advance for Future Capital Increase, executed on December 26, 2024, between Hidrovias and Ultrapar Logística
Object and main terms and conditions

This is the Instrument of Advance for Future Capital Increase of Hidrovias (“AFAC”), establishing the terms and conditions for the transfer of the amount of R$ 500,000,000.00 (five hundred million reais) in cash, in national currency, through a single payment to be made by Ultrapar Logística until December 27, 2024, without interest and/or monetary correction.

The AFAC funds will be exclusively capitalized in a capital increase of Hidrovias, to be approved by the Board of Directors by the end of the first quarter of 2025, within the limit of Hidrovias’ authorized capital, with the granting of preemptive rights to its shareholders.

Additionally, Hidrovias grants Ultrapar Logística the right to subscribe for new common shares issued by it, upon its capital increase, through the capitalization of the AFAC. The other terms and conditions of the capital increase will be defined by the Board of Directors of Hidrovias upon approval.

The purpose of the AFAC is to strengthen the capital structure of Hidrovias, considering the maturity of a debt in January 2025, with the consequent reduction of its debt level, allowing the continuity of its growth and value creation plan. The transaction reinforces Ultrapar Logística’s commitment as a strategic long-term reference shareholder of Hidrovias.

Detailed rationale of the reasons why the Company's management considers that the transaction complies with commutative conditions or provides for adequate compensatory payment

The Company’s Management considers that this transaction, in addition to observing commutative conditions, was conducted in the best interest of Ultrapar Logística, without conflict of interest, as: (i) it adheres to the contractual terms and responsibilities practiced by the Company; (ii) it was guided by reasonable market conditions; (iii) it is well-founded from an economic and strategic point of view, reinforcing the role of Ultrapar Logística as a long-term strategic reference shareholder in Hidrovias; and (iv) it was executed in writing, specifying its main characteristics, conditions, and other relevant information.

Additionally, the AFAC, when capitalized, will allow Ultrapar Logística to maintain its stake in Hidrovias without dilution.

Obtaining these funds through other means, such as bank loans, would be more costly for Hidrovias than the AFAC, especially considering the current macroeconomic scenario.

Information on the possible participation of the counterparty, its partners or administrators in the Company's decision-making process regarding the transaction or negotiation of the transaction as representatives of the Company, describing this participation

The AFAC is aligned with the Company’s Bylaws and Conflict of Interest and Related Party Transactions Corporate Policy.

There was no significant negotiation on the terms of the AFAC, with no conditions or benefits to Ultrapar Logística except for the capitalization of such amounts at the same price and under the same conditions that will be given to all shareholders in a future capital increase.

The members of the Board of Directors of Hidrovias approved the execution of the AFAC, according to the meeting held on December 26, 2024.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)